

COUNTRYSIDE
POWER INCOME FUND
www.countrysidepowerfund.com


06013498

Mr. Paul Dudek
Chief, Office of International Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: Countryside Power Income Fund, Reference: 82-34969

Dear Sir:

Pursuant to the exemption granted to Countryside Power Income Fund under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following documents which are required to be filed promptly with the Securities and Exchange Commission:

1. Q1 2006 Financial Statements,
2. Management's Discussion and Analysis,
3. Form 52-109FT2 – Certification of Interim Filings – CEO
4. Form 52-109FT2 – Certification of Interim Filings - CFO
5. Press Release related to Q1 2006 earnings for Countryside Power Income Fund
6. Report of voting results – re: 2005 Annual General Meeting
7. Form 1 Submission – Change in Issued and Outstanding Securities

Please stamp the enclosed copy of this letter thus indicating receipt of the material and mail it back in the stamped return envelope.

Sincerely,

Nicole Archibald
Vice President Finance and Administration
Countryside Canada Ventures Inc.

cc: Allen Rothman
Vice President and General Counsel
Countryside Ventures LLC

Countryside Canada Power Inc. 495 Richmond Street Suite 920 London Ontario Canada N6A 5A9 tel: 519.435.0298 fax: 519.435.0396

Q1 2006 Financial Statements

Countryside Power Income Fund

CONSOLIDATED BALANCE SHEETS

RECEIVED 2006 JUL 17 A 9:13 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Q1 *[in thousands of Canadian dollars][unaudited]*

	March 31, 2006 $	December 31, 2005 $
ASSETS		
Current		
Cash and cash equivalents	16,093	10,312
Accounts receivable	8,627	13,025
Inventories	921	1,310
Prepaid expenses	1,047	1,226
Current portion of loans receivable from U.S. Energy Biogas Corp.	2,096	2,040
Total current assets	**28,784**	**27,913**
Loans receivable from U.S. Energy Biogas Corp.	101,375	101,921
Royalty interest in U.S. Energy Biogas Corp., net	7,096	7,194
Other assets, net *[note 2]*	6,944	6,894
Property, plant and equipment, net *[note 3]*	71,848	72,807
Other intangibles, net	73,821	75,078
Total assets	**289,868**	**291,807**
LIABILITIES AND UNITHOLDERS' EQUITY		
Current		
Bank indebtedness *[note 4]*	949	1,615
Accounts payable and accrued liabilities	8,152	7,909
Distributions payable	1,695	1,694
Total current liabilities	**10,796**	**11,218**
Long-term debt *[note 4]*	47,500	47,500
Debentures – liability component *[note 5]*	62,395	62,295
Other liabilities	325	336
Future income tax liability	1,909	1,591
Total liabilities	**122,925**	**122,940**
Unitholders' equity		
Trust units *[note 5]*	177,728	177,505
Debentures – equity component *[note 5]*	1,709	1,715
Deficit	(9,224)	(6,580)
Cumulative translation adjustment	(3,270)	(3,773)
Total unitholders' equity	**166,943**	**168,867**
Total liabilities and unitholders' equity	**289,868**	**291,807**

See accompanying notes

Countryside Power Income Fund

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

Q1 *[in thousands of Canadian dollars, except per trust unit amounts][unaudited]*

	Three-months Ended March 31, 2006 $	Three-months Ended March 31, 2005 $
REVENUES		
Energy sales	18,761	5,780
Fuel and other fees	438	563
Interest income on loans to U.S. Energy Biogas Corp.	2,854	2,905
Income from U.S. Energy Biogas Corp. royalty interest	119	109
Other income	91	19
	22,263	9,376
EXPENSES		
Fuel, operating and maintenance	12,353	4,209
General and administration *[note 7]*	1,925	740
Depreciation and amortization	3,073	709
	17,351	5,658
Operating income	**4,912**	**3,718**
Interest expense *[note 4]*	1,848	394
Unrealized gain on interest rate swaps *[note 4]*	(175)	(121)
Unrealized loss on foreign exchange	277	-
	1,950	273
Income before provision for income taxes	**2,962**	**3,445**
Provision for income taxes		
Current	205	7
Future	318	418
	523	425
Net income for the period	**2,439**	**3,020**
Deficit, beginning of period	(6,580)	(3,596)
Distributions declared to Unitholders	(5,083)	(3,819)
Deficit, end of period	**(9,224)**	**(4,395)**
Net income per trust unit – basic and diluted *[note 5]*	**0.12**	**0.20**

See accompanying notes

Countryside Power Income Fund

CONSOLIDATED STATEMENTS OF CASH FLOWS

Q1 *[in thousands of Canadian dollars][unaudited]*

	Three-months Ended March 31, 2006 $	Three-months Ended March 31, 2005 $
OPERATING ACTIVITIES		
Net income for the period	2,439	3,020
Add (deduct) items not involving cash		
Depreciation and amortization	2,813	629
Amortization of deferred financing charges	260	80
Unrealized gain on interest rate swap *[note 4]*	(175)	(121)
Provision for future income taxes	318	418
Unrealized loss on foreign exchange	277	-
Accreted interest on Debentures *[note 5]*	48	-
	5,980	4,026
Net change in non-cash workingcapital balances related to operations	4,479	298
Cash provided by operating activities	**10,459**	**4,324**
INVESTING ACTIVITIES		
Repayment of loans receivable from U.S. Energy Biogas Corp.	490	439
Purchase of property, plant and equipment	(75)	(211)
Cash provided by investing activities	**415**	**228**
FINANCING ACTIVITIES		
Deferred financing charges on Amended Credit Facility *[note 4]*	-	(25)
Repayment of obligations under capital lease	(11)	(7)
Distributions to Unitholders	(5,082)	(3,820)
Cash used in financing activities	**(5,093)**	**(3,852)**
Net increase in cash during period	5,781	700
Cash and cash equivalents, beginning of period	10,312	3,035
Cash and cash equivalents, end of period	**16,093**	**3,735**
Supplemental cash flow information		
Interest paid	942	402
Income taxes paid	110	7

See accompanying notes

Q1 *For the three months ended March 31, 2006 [all amounts in thousands of dollars except per trust unit amounts] [unaudited].*

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements of Countryside Power Income Fund (the "Fund") have been prepared by the Manager using Canadian generally accepted accounting principles ("GAAP") and within the framework of the significant accounting policies summarized below.

The preparation of the consolidated financial statements in conformity with GAAP requires the Manager to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and these accompanying notes. In the opinion of the Manager, these consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the accounting policies adopted by the Fund. Actual results could differ from those estimates, and the operating results for the interim period presented are not necessarily indicative of the results expected for the full year. These unaudited consolidated financial statements have been prepared on a basis consistent with the accounting policies disclosed in the audited financial statements for the year ended December 31, 2005.

NOTE 2 – OTHER ASSETS

Other assets consist of the following:

	March 31, 2006 $	December 31, 2005 $
Deferred financing fees, net of accumulated amortization of $394 (2005 - $215)	4,507	4,671
Loan origination fees, net of accumulated amortization of $179 (2005 - $156)	1,161	1,184
Long-term receivable	690	571
Fair value of foreign exchange option contract	156	215
Fair value of interest rate swap and other *[note 4]*	430	253
	6,944	**6,894**

During the quarter, none of the foreign exchange options were exercised.

NOTE 3 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	March 31, 2006		December 31, 2005	
	Cost $	Accumulated depreciation $	Cost $	Accumulated depreciation $
Land	2,909	-	2,898	-
Buildings	3,152	218	3,149	187
Equipment				
Plant and distribution	70,608	5,349	70,431	4,173
Computers	95	31	95	26
Office	38	9	38	8
Vehicles	169	57	169	49
Construction in process	215	-	139	-
Equipment under capital lease	352	26	352	21
	77,538	5,690	77,271	4,464
Net book value		**71,848**		**72,807**

NOTE 4 – LONG-TERM DEBT

Countryside Canada Acquisition Inc.'s ("Countryside Acquisition's" or the "Borrower's") amended credit facility ("Amended Credit Facility") provides up to a $78,000 revolving credit commitment with no principal repayment

Q1 For the three months ended March 31, 2006 [all amounts in thousands of dollars except per trust unit amounts] [unaudited].

until its maturity on June 27, 2008. The Amended Credit Facility also allows for a swing line of credit in the amount of $2,000 and has the same three year maturity as the revolving credit commitment. Advances under the Amended Credit Facility are available to be drawn in either Canadian or U.S. dollars. The interest rate on Canadian dollar advances will be based on either Canadian prime rate or bankers' acceptances and U.S. dollar advances will be based on either U.S. base rate or London Interbank Offered Rate ("LIBOR"). The applicable margin or stamping fee on the respective base rate will be tied to the leverage ratio of Countryside Acquisition's parent, Countryside Canada Power Inc. ("Countryside Canada") calculated at the end of each calendar quarter. The stamping fee may change in the future if the leverage ratio changes, which could result in an increase or decrease in the effective rate of interest paid on the long-term debt. A standby fee based on the actual leverage ratio of Countryside Canada is charged on the unutilized portion of the Amended Credit Facility and the swing line of credit. The Amended Credit Facility further allows for letters of credit to be issued, which if issued reduces the amount of available revolving credit commitment accordingly. The fee paid on the letter of credit is also tied to the leverage ratio of Countryside Canada.

As at March 31, 2006, $47,500 was drawn under the terms of the Amended Credit Facility in the form of bankers' acceptances, plus a stamping fee of 2.375%. Of the $2,000 swing line of credit, $949 was drawn at March 31, 2006 under Canadian prime rate loans, plus a spread of 1.375%. A $3,504 [US $3,000] letter of credit was issued on November 14, 2005 under the Amended Credit Facility and will expire on November 14, 2006 unless extended. The letter of credit provides credit support to Ripon Cogeneration LLC's fuel supplier for natural gas purchases. The letter of credit is currently subject to a fee of 2.375% per annum.

At March 31, 2006, $28,047 was not drawn on the Amended Credit Facility, including $1,051 that was not drawn on the swing line of credit. Both undrawn amounts are subject to a standby fee of 0.60% per annum. The effective rate of interest for amounts drawn under the Amended Credit Facility is the funded base rate plus the stamping fee, increased or decreased by any amounts due or owed, respectively, by the Borrower under the interest rate swap as described below.

On December 6, 2005, Countryside Acquisition entered into an interest rate swap agreement to fix the interest rate paid on $47,000 of its' long-term debt at a rate of 3.87%, which is based on bankers acceptances. The swap matures on June 27, 2008 and payments are due every three months.

As at March 31, 2006, the fair value of the interest rate swap agreement was $428 favourable (2005 - $253 favourable) and has been included with other assets on the consolidated balance sheets.

Amounts drawn under the Amended Credit Facility are principally collateralized by (i) a general security agreement and securities pledge from Countryside Acquisition, (ii) a guarantee, general security pledge and assignment of insurance proceeds by Countryside District Energy Holdings Corp. and by Countryside District Energy Corp. ("Countryside District Energy") and (iii) a guarantee and general security agreement by Countryside Canada. The Countryside US Holding Corp. ("Countryside US Holding") and Ripon Power LLC ("Ripon Power") assets are excluded from the collateral pool under the Amended Credit Facility.

At March 31, 2006, the fair value of the amount drawn on the Amended Credit Facility approximated its carrying value.

NOTE 5 – TRUST UNITS AND EXCHANGEABLE UNSECURED SUBORDINATED DEBENTURES

During the quarter, US $191of the exchangeable unsecured subordinated debentures ("Debentures") were converted into 20,910 trust units as follows:

(stated in thousands of dollars, except for trust units)	**Number of Trust Units**	**Amount $**
Outstanding as of December 31, 2005	19,625,366	177,505
Exchange of Debentures	20,910	223
	19,646,276	177,728

The reconciliation of the denominator in calculating diluted per trust unit amounts is a follows:

	For the three-month period ended March 31, 2006	For the three-month period ended March 31, 2005
Weighted average number of trust units outstanding, basic and diluted	19,630,522	14,905,366

NOTE 6 – SEGMENTED DISCLOSURE

The Fund owns and operates the two district energy systems owned by Countryside District Energy and the two cogeneration facilities owned by Ripon Power. It also had a loan to, and a convertible royalty interest in, U.S. Energy Biogas Corp. ("USEB"), which is included with the Fund's corporate administrative operations for reporting purposes. These three assets represented the Fund's reportable segments at March 31, 2006.

The Fund analyzes the performance of its three operating segments based on earnings before interest, income taxes, unrealized and realized interest rate swap and unrealized foreign exchange gains and losses, and depreciation and amortization ("Adjusted EBITDA"). Adjusted EBITDA is not a standard measure under Canadian GAAP and hence may not be comparable to similar EBITDA information presented by other funds.

The Cogen Facilities were purchased on June 29, 2005, thus the comparative results in the three-month period ended March 31, 2005 do not include the results of the Cogen Facilities.

Q1 *For the three months ended March 31, 2006 [all amounts in thousands of dollars except per trust unit amounts] [unaudited].*

	Three-Months Ended March 31, 2006			
	District Energy	Cogen Facilities	Corporate and Other	Total
	$	$	$	$
Revenues				
Energy	6,204	12,557	-	18,761
Other	400	54	3,048	3,502
	6,604	12,611	3,048	22,263
Expenses				
Fuel, operating and maintenance	4,560	7,793	-	12,353
General and administration	284	651	990	1,925
	4,844	8,444	990	14,278
Adjusted EBITDA	1,760	4,167	2,058	7,985
Depreciation of property, plant & equipment				1,206
Other asset amortization				1,867
Operating income				4,912
Capital expenditures	75	-	-	75

	Three-Months Ended March 31, 2005			
	District Energy	Cogen Facilities	Corporate and Other	Total
	$	$	$	$
Revenues				
Energy	5,780	-	-	5,780
Other	439	-	3,157	3,596
	6,219	-	3,157	9,376
Expenses				
Fuel, operating and maintenance	4,209	-	-	4,209
General and administration	248	-	492	740
	4,457	-	492	4,949
Adjusted EBITDA	1,762	-	2,665	4,427
Depreciation of property, plant & equipment				376
Other asset amortization				333
Operating income				3,718
Capital expenditures	200	-	11	211

	March 31, 2006	December 31, 2005
	$	$
Total assets		
District Energy	34,917	35,899
Cogen Facilities	122,077	124,041
Corporate and Other	132,874	131,867
	289,868	**291,807**

	March 31, 2006	December 31, 2005
	$	$
Total other intangibles, net		
District Energy	-	-
Cogen Facilities	61,990	63,092
Corporate and Other	11,831	11,986
	73,821	**75,078**

All assets, liabilities and revenues located in Canada relate to the district energy systems. All assets, liabilities and revenues located in the United States relate to Ripon Power, Countryside US Holding or Countryside U.S. Power

Inc., as well as the USEB Loans, USEB Royalty Interest, the income from the USEB Royalty Interest and the development fee revenue, which are earned from entities based in the United States.

Capital expenditures included in the table above include both non-expansionary expenditures for regular operations as well as capital expenditures for improvement or growth projects.

NOTE 7 – RELATED PARTY TRANSACTIONS

Management Agreement

In consideration for providing the management and administrative services under the management agreement, Countryside Ventures LLC ("Countryside Ventures") (the "Manager") is entitled to reimbursement from Countryside US Holding and, to the extent the Manager provides services to Countryside Canada at its request, Countryside Canada, of all costs and expenses reasonably incurred by the Manager and its affiliates in carrying out the services. During the first quarter of 2006, a total of $502 (2005 - nil) was expensed relating to the management agreement.

Administration Agreement

In consideration for providing the management and administrative services under the administration agreement, Countryside Canada Ventures Inc. ("Countryside Canada Ventures") and its affiliates shall be entitled to reimbursement from the Fund and Countryside Canada of all costs and expenses incurred in connection therewith. During the first quarter of 2006, a total of $96 (2005 – nil) was expensed with respect to the administration agreement.

Operating Agreement

During the first quarter of 2006, a total of $486 (2005 – nil) was expensed pursuant to the operating agreement related to Countryside Venture's subordinated interests in Ripon Power.

NOTE 8 – COMPARATIVE AMOUNTS

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the current period consolidated financial statements.

UNITHOLDER INFORMATION

CORPORATE OFFICES

Head Office
Countryside Power Income Fund
495 Richmond Street,
Suite 920
London, Ontario N6A 5A9
Tel 519.435.0298

Executive Offices
Countryside Ventures LLC
10 Bank Street,
Suite 680
White Plains
New York, USA 10606
Tel 914.993.5010

Website
www.countrysidepowerfund.com

Auditors
Ernst & Young LLP
Toronto, Canada

Transfer Agent
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide St. Postal Station
Toronto, Ontario
M5C 2W9

Investor Relations Firm
BarnesMcInerney Inc.
120 Adelaide Street West, Suite 2200
Toronto, Ontario M5H 1T1

Stock Exchange Listing
Toronto Stock Exchange (TSX): Trust Units: COU.UN
Debentures: CSD.DB.U



COUNTRYSIDE
POWER INCOME FUND

Management's Discussion and Analysis

Countryside Power Income Fund

MESSAGE TO OUR UNITHOLDERS

Q1

Dear Fellow Unitholders,

I am pleased to report Countryside Power Income Fund's results for the three months ended March 31, 2006.

Both revenue and Adjusted EBITDA increased significantly from first quarter of last year, reflecting again the positive impact of the acquisition of two cogeneration plants in California ("Cogen Facilities") last June.

Countryside's consolidated revenue for the three months ended March 31, 2006, was $22.3 million, an increase of $12.9 million compared with the same period last year, primarily as a result of the acquisition of the Cogen Facilities. Excluding the effect of the acquisition, revenue would have been $9.7 million, up 3% from $9.4 million in the same period in 2005, primarily due to higher revenues at the District Energy Systems.

The Fund's Adjusted EBITDA* in the three months ended March 31, 2006 was $8.0 million, an increase of $3.6 million from the prior year period, again due primarily to the addition of the Cogen Facilities. In the first quarter, the Cogen Facilities' EBITDA increased by almost $2 million from the prior year period due mainly to increased fuel cost savings and improved operations. Excluding the quarterly results of the Cogen Facilities and other corporate related expenses, Adjusted EBITDA would have been $4.1 million in the first quarter of 2006, compared to $4.4 million in the prior year comparative period, primarily as a result of increased compensation and administrative costs. District Energy Systems' EBITDA was in line with the prior year period results, as higher energy pricing offset more moderate temperatures in the winter peak season. Net income was $2.4 million or $0.12 per unit in the first quarter period ended March 31, 2006 compared with $3 million or $0.20 per unit in the prior year period. The decrease in net income was driven by a number of factors, however; it was mainly the result of higher depreciation and interest expense associated with the acquisition of the Cogen Facilities.

Distributable cash* available for the quarterly period ended March 31, 2006, was $6.3 million and distributions declared were $5.1 million. On a per-unit basis, distributable cash of $0.321 per trust unit was up $0.030 per trust unit from the prior year comparative period. Distributions to Unitholders declared for the quarter totaled $0.259.

Countryside Power Income Fund has stable cash flow, strong assets and a solid customer base. This gives us an excellent platform for delivering reliable distributions to our Unitholders and for pursuing further growth opportunities. We are working diligently to identify suitable acquisition and/or investment opportunities for the Fund in 2006. We look forward to another successful year ahead.

Sincerely,



Göran Mörnhed
President and Chief Executive Officer
Countryside Ventures LLC

* Adjusted EBITDA and distributable cash are non-GAAP Measures. See the MD&A for more details.

Q1 For the three-month period ended March 31, 2006 [all amounts in thousands of dollars except per trust unit amounts, unless otherwise stated]

May 8, 2006

PRESENTATION OF FINANCIAL INFORMATION

Management's discussion and analysis ("MD&A") of the consolidated financial condition and the results of operations of Countryside Power Income Fund (the "Fund") should be read in conjunction with the accompanying unaudited interim consolidated financial statements and notes thereto prepared as of and for the three months ended March 31, 2006.

This MD&A provides information for the period from January 1 to March 31, 2006 and up to and including May 8, 2006.

Forward-Looking Information

This MD&A may contain forward-looking statements relating to expected future events and financial and operating results of the Fund that involve risks and uncertainties. Actual results may differ materially from management expectations as projected in such forward-looking statements for a variety of reasons, including market and general economic conditions and the risks and uncertainties detailed in the Fund's Annual Information Form dated March 31, 2006 filed with the Canadian Securities regulatory authorities. Due to the potential impact of these factors, the Fund disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Non-GAAP Measures

Earnings before interest, income taxes, unrealized and realized interest rate swap and foreign exchange gains and losses, and depreciation and amortization ("Adjusted EBITDA") is not a measure under Canadian GAAP and there is no standardized measure of Adjusted EBITDA and therefore, it may not be comparable to similar measures presented by other funds or companies. Adjusted EBITDA can be calculated from the Fund's GAAP statements as operating income, plus depreciation and amortization expense. The Manager of the Fund (as defined below) believes that Adjusted EBITDA is a widely accepted financial indicator used by investors to assess the operational performance of a company or fund, and its ability to generate cash through operations.

Distributable cash is not a measure under Canadian GAAP and there is no standardized measure of distributable cash and therefore, it may not be comparable to similar measures presented by other funds or companies. The Fund distributes substantially all of its cash on an on-going basis. Distributable cash is a widely accepted financial indicator used by investors to assess the performance of an income trust and its ability to generate cash for distributions through ongoing operations.

OVERVIEW OF THE FUND

Overview

The Fund, through its operating subsidiaries, owns two district energy systems and two gas-fired cogeneration facilities. The district energy systems are located in Canada, with one in Charlottetown, Prince Edward Island (the "PEI System") and one in London, Ontario (the "London System"), and together have approximately 122MW of thermal and electric generation capacity (collectively, the "District Energy Systems"). The cogeneration facilities consist of the Ripon cogeneration plant ("Ripon Facility") located near San Francisco, California and the San Gabriel cogeneration plant ("San Gabriel Facility") located near Los Angeles, California (collectively, the "Cogen Facilities") and together have approximately 94 MW of electric generation capacity and sold approximately 500,000 Mlbs (thousand pounds) of steam in 2005. The Cogen Facilities are the only asset of, and are indirectly owned by Ripon Power LLC ("Ripon Power"), which is in turn owned by the Fund. Additionally,

the Fund holds indirect investments in 22 renewable power and energy projects (the "Renewable Projects") located in the United States, which currently have approximately 51MW of electric generation capacity and sold approximately 710,000 MMBtus of boiler fuel in 2005. The Fund's investment in the Renewable Projects consists of loans to, and a convertible royalty interest in, U.S. Energy Biogas Corp. ("USEB"). USEB is a company unrelated to the Fund and has its own management and operations staff.

The Fund's objectives are to maintain the stability and sustainability of cash distributions to unitholders of the Fund ("Unitholders") and increase, when prudent, cash distributions per unit. In order to achieve these objectives, the Fund intends to focus on enhancing the current operational practices of its existing businesses, pursuing internal growth and expansion opportunities, and making additional investments in power generation and utility infrastructure projects, including, among others, cogeneration projects, renewable energy projects and district energy systems.

OPERATING RESULTS

Consolidated Results of the Fund

The Fund's total revenue for the three months ended March 31, 2006 was $22.3 million, an increase of $12.9 million compared with the same period last year, primarily as a result of the acquisition of the Cogen Facilities. Excluding the effect of the acquisition, revenue would have been $9.7 million, up 3% from $9.4 million in the same period in 2005, primarily due to higher revenues at the District Energy Systems.

The Fund's Adjusted EBITDA in the three months ended March 31, 2006 was $8.0 million, an increase of $3.6 million from the prior year period, again due primarily to the addition of the Cogen Facilities. Excluding the quarterly operating results of the Cogen Facilities and other Cogen Facility related expenses included in corporate costs, Adjusted EBITDA would have been $4.1 million in the first quarter of 2006, a decrease of 7% compared to $4.4 million in the prior year comparative period. This decrease was primarily a result of increased costs associated with the new management arrangement as described under "Results of Corporate and Other – Total General and Administration Expenses". The increased costs under the new management arrangements are consistent with the expanded operations of the Fund and the acquisition of the Cogen Facilities.

Operating income for the three-month period ended March 31, 2006 was $4.9 million, an increase of $1.2 million from the prior year comparative period. The Cogen Facilities did not impact the results as significantly on an operating income basis as they did on the revenue and Adjusted EBITDA measures, due to the significant increase in depreciation and amortization expense resulting from the acquisition of the Cogen Facilities which did affect such measures.

For the three-month period ended March 31, 2006, the Fund generated distributable cash of $6.3 million which exceeded last year's comparative period by $2.0 million. On a per-unit basis, distributable cash of $0.321 per trust unit was up $0.030 per trust unit from the prior year comparative period. Most of this increase can be attributed to the contribution from the Cogen Facilities. Readers should refer to the schedule of "Distributable Cash and Distributions to Unitholders" below for the calculation of funds from operations before changes in working capital and distributable cash. Distributions to Unitholders declared for the quarter totaled $0.259 for the period.

Net income in the three month period ended March 31, 2006, was $2.4 million or $0.12 per unit, compared with $3.0 million or $0.20 per unit in the comparable period of 2005. The decrease in net income from the prior quarter comparative period was driven, primarily by the following factors which more than offset the increases in Adjusted EBITDA and operating income described above: (i) approximately $2.4 million related to an increase in depreciation and amortization expense, primarily associated with deferred financing costs, property, plant and equipment, and other intangibles amortization related to the purchase of Ripon Power and; (ii) an increase in net unrealized losses on foreign exchange of approximately $0.3 million principally as a result of the impact of the decrease in the U.S. dollar exchange rate, when compared to December 31, 2005, on the carrying value of the US dollar denominated Exchangeable unsecured subordinated debentures (" Debentures"). Further, there was an increase in interest expense of $1.5 million relating to increased debt resulting from the Amended Credit Facility (defined below) and interest on the Debentures issued during the fourth quarter of 2005.

Results of District Energy Systems

The District Energy Systems' revenue is mainly derived from long-term energy sales contracts with long-standing and creditworthy customers. The energy sales contracts are generally structured with energy and capacity payments, with the energy component typically providing for the pass through of changes in fuel prices to the customers. The energy rates paid by customers in London are generally reflective of the price of natural gas and are adjusted upward or downward to compensate for changes in the price of natural gas. In regard to the PEI System, the energy rates paid by larger customers are generally reflective of the cost and mix of fuels and are adjusted upward or downward to compensate for changes in the price of fuel. Smaller customers of the PEI System have rates based on the local price of fuel oil. For such customer rates, changes in the local fuel price will have a greater impact on the revenues of the PEI System than the impact that such changes will have on the cost of operation of the PEI System. As a result of the energy rate pricing structures, the District Energy Systems' revenue can increase or decrease depending on changes in fuel prices and, to a lesser extent, the fuel mix. Between comparative periods, the global market price increases for natural gas and oil have affected our District Energy Systems in terms of both increased fuel costs and corresponding increased energy revenues.

District Energy Financial Results

	Three-month period ended March 31, 2006	Three-month period ended March 31, 2005
Energy Volumes		
Sales of Steam (Mlbs) (Combined PEI & London Systems)	146,691	171,841
Sales of Hot Water (MMBtus) (PEI System only)	109,742	132,626
Sales of Chilled Water (MTon/hr) (London System only)	115	136
Fuel Consumed (MMBtus) (Combined PEI & London Systems)	375,957	436,099
Financial Indicators [000's]	$	$
District Energy Systems' revenues		
Capacity	*1,905*	*1,858*
Energy	*4,299*	*3,922*
Other revenues	400	439
Total revenues	6,604	6,219
Fuel and consumables expense	3,402	3,121
Operating, labour and maintenance expense	1,158	1,088
General and administration expense	284	248
EBITDA	**1,760**	**1,762**
Depreciation and amortization expense	363	370
Operating income	**1,397**	**1,392**

Energy Volumes and Revenues

In the three-month period ended March 31, 2006, the District Energy Systems' steam sales volumes decreased from the prior year results by approximately 15%. These reductions were principally driven by more moderate temperatures resulting in lower energy requirements from customers for heating. Hot water sales volumes also decreased from the prior year comparative period by 17% for the same reason.

In the three-month period ended March 31, 2006, total revenues from the District Energy Systems' capacity and energy sales increased by $424 or 7% from the prior year comparative period. The 10% increase in energy revenue was due primarily to energy rate increases, resulting from higher fuel prices that are passed through to customers as well as higher customer contract reference prices. Increased revenues due to price increases were only partially offset by lower energy sales volumes. Capacity payments increased by approximately 3% reflecting contract price index adjustments. Capacity payments are fixed payments, which are received regardless of energy volumes delivered.

Other Revenues

Other revenues consist of waste fuel fees received at the PEI System as well as other miscellaneous revenue items. Other revenues decreased by $39 for the quarter ended March 31, 2006 over the prior period due to reduced waste fuel received as well as higher special handling fees during the comparative quarter.

Fuel and Consumables Volume and Expense

In the three-month period ended March 31, 2006 total fuel consumed by the District Energy Systems decreased by 60,000 MMBtu or 14%. The decrease was primarily due to the increased efficiency recognized at the London System as a result of the capital improvement program substantially completed at the end of the first quarter of 2005 as well as reduced energy sales volumes to customers compared to the prior quarter. Fuel and consumables expense increased 9% for the three months ended March 31, 2006 primarily to an increase in the price of gas consumed at the London System. Increased costs were offset by reduced fuel consumption resulting from lower sales volumes and efficiency improvements.

Total Non-Fuel Expenses

In the three-month period ended March 31, 2006, operating, labour and maintenance expense was $1,158 or 6% higher than the prior comparative three-month period. The increase was related to increased operating and maintenance labor costs as well as increased plant equipment and distribution system maintenance for the London system.

General and administration expenses for the quarter ended March 31, 2006 increased by $36 or 15% due to increased professional fee allocations.

EBITDA

In the three-month period ended March 31, 2006, EBITDA was $1,760 and was consistent with the comparative period. Increases due to efficiency improvements and price increases were offset by lower energy sales volumes for both systems due to moderate temperatures.

Depreciation and Amortization Expense

The increase in depreciation and amortization expense for the three-month period ended March 31, 2006 was due to an increase in property, plant and equipment depreciation related to improvements at the London System completed at the end of the first quarter of 2005.

Results of Cogen Facilities

As the Fund acquired the operations of the Cogen Facilities on June 29, 2005, the comparative consolidated financial statements of the Fund for the period ended March 31, 2005 do not include the results of the Cogen Facilities. In order to enhance its usefulness, the analyses included in this MD&A of the Cogen Facilities include the summary of the operating results of the Cogen Facilities from January 1, 2005 to March 31, 2005. This information is provided for reference purposes only and is not intended as a comprehensive comparison of financial results of the Cogen Facilities. All results of the Cogen Facilities are stated in US Dollars unless otherwise stated.

Power Purchase Agreements

The Ripon Facility is a nominal 49.5 MW (gross output) gas-fired cogeneration plant and the San Gabriel Facility is a nominal 44.5 MW (gross output) gas-fired cogeneration plant. The Cogen Facilities are qualifying facilities ("QFs") under the cogeneration regulations of the Federal Energy Regulatory Commission ("FERC") implementing the Public Utilities Policy Act of 1978 ("PURPA") and thus are currently exempt from rate regulation as an electric utility under federal and state law. Power sales comprise the bulk of the Cogen Facilities sales revenue. Electrical capacity and energy is sold pursuant to long-term power purchase agreements ("PPA") with Pacific Gas & Electric ("PG&E") and Southern California Edison ("SCE") for the Ripon and San Gabriel Facilities, expiring in 2018 and

2016, respectively. For the full operating year, energy payments under the PPA have historically contributed the majority of total power sales with capacity payments making up the balance.

In 2001, the Ripon Facility and PG&E entered into a five year amendment to the Ripon Facility's PPA which substituted PG&E's marginal production or short-run avoided cost ("SRAC") energy pricing formula with a primarily fixed energy rate subject to adjustment for time of use factors ("Ripon Amendment"). As a result, the Ripon Facility receives energy payments from PG&E that correlate with the prices charged for fuel under the natural gas contract with BP Energy Company ("BP"). The San Gabriel Facility currently receives a monthly energy payment for energy delivered to SCE in an amount calculated by reference to a modified SRAC pricing formula specified in the five year amendment to the PPA which terminates on June 30, 2006 ("SG Amendment"). As a result of the SG Amendment, the San Gabriel Facility receives energy payments from SCE that correlate with the prices charged by BP under the natural gas supply contract, as SCE's SRAC and BP's pricing formula inputs are both derived from the same regional gas price indices.

When both the Ripon and San Gabriel amendments expire in mid-2006, it is expected that the Ripon Facility and San Gabriel Facility, respectively, will again receive energy payments under their respective PPAs based on each of their utility customer's full SRAC energy prices, which are generally derived from their respective regional natural gas price index and heat rates. There is an open proceeding in which the California Public Utilities Commission ("CPUC") is reviewing the formula for California SRAC pricing for possible prospective changes (See "Risks and Uncertainties – Electricity Pricing"). Although the Ripon and SG Amendments expire in mid-2006, it does not alter PG&E's or SCE's obligation to purchase the energy and capacity from the Ripon Facility and the San Gabriel Facility until the PPAs expire in 2018 and 2016, respectively.

Steam Sales Agreements

Process steam from each of the Cogen Facilities is sold under long term steam sales agreements, which are coterminous with the PPAs. Steam is sold by the San Gabriel Facility to a local newsprint producer, Blue Heron, and by the Ripon facility to a local paper company, Fox River Paper Company.

Fuel Supply Agreements

Full natural gas requirements are supplied to the Cogen Facilities under contracts with BP that expire on June 30, 2006. Prior to the expiry of the existing fuel contracts, the Cogen Facilities intend to enter into new contracts with one or more investment grade gas supplier(s) that would provide full natural gas requirements to meet electric power and thermal supply commitments under the PPA and steam sales agreements. Pricing is expected to be structured to substantially correlate with the SRAC energy pricing formula in effect when the Ripon and SG Amendments expire on a concurrent basis (See "Risks and Uncertainties –Risks Related to Operations").

Countryside Power Income Fund

Cogen Facilities' Financial Results

	Three-month period ended March 31, 2006	Three-month period ended March 31, 2005
Energy Volumes		
Sales of Electricity (MWh)	106,209	171,802
Sales of Steam (Mlbs)	178,134	131,506
Fuel Consumed (MMBtus)	1,132,754	1,682,759
Financial Indicators (US $000)	**US$**	**US$**
Cogen Facilities' revenues		
Electrical energy	*8,648*	*10,985*
Electrical capacity	*834*	*1,506*
Steam	*1,422*	*803*
Other revenues	47	48
Total revenues	10,951	13,342
Fuel and consumables expense	5,281	9,793
Operating, labour and maintenance expense	1,486	1,531
General and administration expense	144	190
Subordinated distribution to Manager	422	*
EBITDA (US$000)	**3,618**	**1,828**
Depreciation and amortization expense	1,986	1,424
Operating income (US$000)	**1,632**	**403**
	CDN$	**CDN$**
EBITDA ($000)	**4,167**	**2,245**
Operating income ($000)	**1,880**	**495**

* Information not available for 2005 when Cogen Facilities were not owned by the Fund.

The results of the Cogen Facilities will be discussed in thousands of US Dollars since the exchange to Canadian dollars skews the actual results of operations.

Energy Volumes and Revenues

In the three-month period ended March 31, 2006 electrical energy sales volumes decreased by approximately 66,000 MWh or 38% from the prior year comparative period. The decrease in electricity production was due to a planned maintenance outage at the Ripon Facility for the period from January to mid-March 2006. Since mid-March 2006, the Ripon Facility has resumed operations.

On a combined basis, process steam sales accounted for approximately 13% of total energy revenues based on results for the three-month period ended March 31, 2006 compared to 6% for the six-month period ended December 31, 2005. In the three-month period ended March 31, 2006, steam sales volumes increased by 35% from the prior year period due to increased demand from the steam hosts. The increase in steam sales as a percentage of total energy revenues was primarily due to the outage at the Ripon Facility from January 1, 2006 to mid-March 2006.

Electrical energy revenue decreased by 21% in the three-month period ended March 31, 2006 when compared with the prior year three-month period resulting from the planned maintenance outage at the Ripon Facility. Electrical capacity revenue, which is based on the Cogen Facilities' availability factor, decreased 45% from the prior year comparative period. This was due to the maintenance outage during the off-peak months of January to mid-March 2006 at the Ripon Facility. Without the effect of the Ripon Facility outage, electrical energy revenue would have increased due to an increase in gas prices.

Other revenues consist of interest income earned during the period.

Countryside Power Income Fund

Fuel and Consumables Volumes and Expense

Fuel consumed in the three-month period ended March 31, 2006 decreased, primarily due to the Ripon Facility's planned maintenance outage during January to mid-March of 2006, by approximately 550,000 MMBtus or 33% when compared to the prior year period.

To mitigate the Ripon Facility's committed gas purchase exposure during its' planned outage, Ripon Cogeneration LLC sold BP Energy, it's fuel supplier, remarketed approximately 810,000 MMBtus of natural gas not delivered to the Ripon Facility, at economically favourable pricing. The associated savings of $3,722 were credited to the Ripon Facility and reduced its' fuel and consumables expense, resulting in decreased fuel costs of 46% for the three-month period ending March 31, 2006 when compared to the prior year comparative period. Without the effect of the Ripon Facility outage, fuel and consumables expense would have increased due to an increase in the price paid for gas.

Total Non-Fuel Expenses

Operating, labour and maintenance expense in the three-month period ended March 31, 2006 decreased by 3% when compared to the prior year period. The decrease was due to marginally reduced costs required to operate the Ripon Facility.

General and administration expense in the three-month period ended March 31, 2006 decreased 25% when compared to the prior year period as a result of banking administration fees incurred in 2005 but not in 2006. The Subordinated Distribution (as defined below in the section "Transactions With Related Parties – Operating Agreement") accrued to the Manager in the quarter was $422, reflecting its share of the Subordinate Interest in the results of Ripon Power as provided in the Operating Agreement.

EBITDA

EBITDA increased by $1,790, or 98% in the three-month period ended March 31, 2006 compared with the prior year period, mainly due to improved operational performance and the lower fuel costs at the Ripon Facility, offset by the Subordinated Distribution accrued to the Manager.

Depreciation and Amortization Expense

Depreciation and amortization increased by 39% in the three-month period ended March 31, 2006 when compared with the prior year period. The increase was a result of an assessment and corresponding change in the fair values of the property, plant and equipment and other intangibles on the date of acquisition of Ripon Power on June 29, 2005, by the Fund and the resultant change in depreciation and amortization expense.

Results of Corporate and Other

Corporate and Other results as presented below include the Fund's loan to, and convertible royalty interest in, USEB as well as its' corporate administrative operations.

Countryside Power Income Fund

Corporate and Other

	Three-month Period Ended March 31, 2006	Three-month Period Ended March 31, 2005
	$	$
Interest income on loans to USEB	2,854	2,905
Other revenues	194	252
Total revenue	3,048	3,157
General and administration expense	990	492
Adjusted EBITDA	**2,058**	**2,665**
Depreciation and amortization expense	423	339
Operating income	**1,635**	**2,326**

Revenue

Interest Income on Loans to USEB

Interest income on loans to USEB was, as scheduled, $2,854 in the three-month period ended March 31, 2006 based on a fixed interest rate of 11.0% per annum on the loan balance remaining as at December 31, 2005 of $103,961. The USEB loan pays principal and interest monthly. As at the end of March 31, 2006, the Fund had received a total of $490 in scheduled principal repayments on the loan receivable from USEB during the quarterly period.

The terms of the USEB loan agreements require that USEB establish various restricted reserve accounts upon origination of the loan and to fund two of those reserves on an ongoing basis from available cash flow. USEB's ten Illinois-based projects receive a subsidy from the State of Illinois ("ICC Subsidy") and a portion thereof is set aside on a monthly basis into a reserve account ("ICC Reimbursement Account"). On March 31, 2006, the total investment value of the ICC Reimbursement Account was US $27,518. The ICC Reimbursement account is invested in a balanced portfolio of liquid equity and fixed income instruments. The investments in the ICC Reimbursement Account and the ICC subsidy received under various power sales contracts have been pledged to collateralize repayment of the USEB loan to the Fund. In addition, USEB is required to fund a Debt Service Reserve Account ("USEB DSR") on a quarterly basis from available cash flow after payment of all operating and maintenance expenditures, debt service, and ICC Subsidy Deposits but before growth capital expenditures and dividends (including the convertible royalty interest). On March 31, 2006, the USEB DSR had an investment value of US $2,095. The USEB DSR cash deposits have been invested in high quality liquid instruments and also have been pledged to the Fund to secure repayment of the loan. The USEB DSR can be drawn upon first by the Fund to meet debt service on the USEB loan to the extent USEB operating cash flow is insufficient. Including a construction reserve account at the USEB level in the amount of US $3,396, there were liquid reserves in excess of US $33,009 that collateralize the repayment of the USEB loan to the Fund as of March 31, 2006. In addition, the Fund's investment is collateralized by all of USEB's assets and energy sales contracts.

Other Revenues

Other revenue at the Fund level is comprised of USEB royalty interest, fee revenue from U.S. development partners as well as miscellaneous interest income on cash equivalents held at the Fund level. The reduction of $58 from the prior year comparative period was primarily due to the cessation of monthly fee payments from USEY, commencing in May 2005 related to their portion of the development fee.

Total General and Administration Expenses

In the three-month period ended March 31, 2006, general and administration expense increased by $498. This increase related primarily to the Fund's expanded operations associated with the acquisition of Ripon Power in the second quarter of 2005 as detailed below. $598 of the increase related to the Manager cost reimbursement for the quarter, offset by a decrease in other costs incurred by the Fund of $205 related to services provided by the

Manager, including compensation and travel expenses and office costs paid directly by the Fund in the prior year. General and administrative costs in the first quarter of 2006 for insurance, audit and tax related fees increased approximately $29 in comparison to the first quarter of 2005. The trust unit and Debenture offering (the "Offering") in the fourth quarter of 2005 resulted in a greater number of units and new Debentures outstanding, and accordingly led to increased transfer agent, unitholder publication, Ontario Securities Commission and Toronto Stock Exchange fees of approximately $69 in the current quarter ended March 31, 2006.

Adjusted EBITDA

Adjusted EBITDA decreased by $607 or 23% in the three-month period ended March 31, 2006 compared with the three-month period ended March 31, 2005 due to a slight decline in revenue coupled with an increase in expenses as described above.

Depreciation and Amortization Expense

Depreciation and amortization expense increased $84 in the comparative three-month period ended March 31, 2006. The increase was primarily due to an increase in the amortization of deferred financing costs of $83 related to financing costs incurred related to the amendment of the Amended Credit Facility, coupled with the amortization of the cost of the foreign exchange call option

DISTRIBUTABLE CASH AND DISTRIBUTIONS TO UNITHOLDERS

Seasonality

While the first quarter of the calendar year is generally the most profitable quarter for the District Energy Systems, the second and third quarters are generally the weakest quarters due to warmer temperatures which result in lower demand for thermal energy requirements by customers. The results of the Cogen Facilities directly offset this pattern in that their most profitable quarters are generally the third quarter when capacity payments under the power purchase agreements are the highest. On a consolidated basis, cash flow is expected to be greatest during the third quarter on an ongoing basis due to the contribution from the Cogen Facilities.

Countryside Power Income Fund

	Three-month period ended March 31, 2006 $	Three-month period ended March 31, 2005 $	Rolling Twelve-month period ended March 31, 2006 $
Cash provided by operating activities	10,459	4,324	22,678
Add: Changes in working capital	(4,479)	(298)	(1,789)
Funds from operations before working capital changes	5,980	4,026	20,889
Add:			
Receipt of principal on USEB loans	490	439	1,879
Transaction costs expensed[1]	-	-	1,080
Deduct:			
Principal repayments on Cogen Facilities' project-related debt	-	-	957
Purchases of capital assets for regular operations[2]	44	12	536
Royalty interest income[3]	119	109	380
Distributable cash for the period	6,307	4,344	21,975
Distributions declared for the period	5,083	3,819	17,409
Weighted Average number of trust units outstanding			
– basic (thousands of trust units)	19,631	14,905	16,678
– diluted (thousands of trust units)	25,647	14,905	18,937
Distributable cash per trust unit for the period - basic	$0.321	$0.291	$1.318
Distributable cash per trust unit for the period - diluted	$0.284	$0.291	$1.239
Distributions declared per trust unit for the period (whole dollars)	$0.259	$0.256	$1.030

[1] Transaction costs related to the Ripon acquisition transaction were paid to the Manager out of financing proceeds and were not operational in nature.
[2] Purchases of capital assets for regular operations are non-expansionary capital expenditures. Total capital expenditures for the twelve-month period ended March 31, 2006 were $837, and for the 3 month period ended March 31, 2006 were $75.
[3] As the timing of the receipt of the royalty interest income earned in a period is dependent upon the timing and extent of equity distributions made by USEB to its shareholders', royalty interest income will only be included in the calculation of distributable cash when payments related to the royalty interest are received from USEB.

The Fund pays monthly cash distributions to Unitholders on or about the last business day of each month to Unitholders of record on the last business day of the prior month. The ex-distribution date is two business days prior to the last business day of the prior month. On September 23, 2005 the Fund announced a $0.01 annual increase in distributions to approximately $0.0863 per month, which is equivalent to $1.035 per trust unit per annum.

Funds from operations before changes in working capital of $6.0 million exceeded the 2005 level by $2.0 million due mainly to the contribution of the Cogen Facilities. Distributable cash per basic trust unit of $0.321 exceeded distributions declared to Unitholders by $0.062 per unit.

The Fund intends to meet future distribution payments from cash flow generated from its operating assets and investments, and expects to maintain cash distributions for the 2006 year at $1.035 per trust unit.

LIQUIDITY AND CAPITAL RESOURCES

The Fund expects to be able to meet all of its obligations from cash flow from operations and investments. Additionally, the Fund has $16,093 of cash on hand. As of March 31, 2006, the Fund had $28,047 in available credit under its Amended Credit Facility. This remaining unutilized commitment amount remains available for working capital purposes, including financing new growth and the expansion of existing facilities.

Cash provided by investing activities was $415 in the three-month period ended March 31, 2006, related to scheduled debt repayments of $490 received by the Fund on the USEB loan offset by $75 in capital expenditures. Of the capital expenditures, $44 was operations related capital expenditures and $31 were growth capital expenditures.

Countryside Power Income Fund

Net cash used in financing activities of $5,093 consists primarily of the cash paid out to Unitholders in the form of distributions.

The increase in cash during the three-month period ended March 31, 2006 is primarily related to changes in non-cash working capital balances related to operations resulting from the inclusion of the Cogen Facilities in the financial results.

The Fund expects to be able to renew or refinance its Amended Credit Facility when it comes due.

SUMMARY OF QUARTERLY OPERATIONAL RESULTS

	83-Day Period Ended June 30, 2004 Q2	Three-month Period Ended September 30, 2004 Q3	Three-month Period Ended December 31, 2004 Q4	Three-month Period Ended March 31, 2005 Q1
Energy Volumes				
Sales of Steam (Mlbs)	67,897	68,225	116,952	171,842
Sales of Hot Water (MMBtus)	52,976	37,520	88,286	132,625
Sales of Chilled Water (MTon/hr)	739	1,285	257	136
Sales of Electricity (MWh)	125	18	201	292
Fuel Consumed (MMBtus)	204,975	182,625	328,596	436,099
Financial Indicators	$	$	$	$
Total Revenues	6,543	6,714	7,879	9,376
Adjusted EBITDA	3,599	3,861	3,848	4,427
Net Income	2,711	2,694	2,160	3,020
Net income per trust unit (whole dollars)	0.18	0.18	0.15	0.20

	Three-month Period Ended June 30, 2005 Q2	Three-month Period Ended September 30, 2005 Q3	Three-month Period Ended December 31, 2005 Q4	Three-month Period Ended March 31, 2006 Q1
Energy Volumes				
Sales of Steam (Mlbs)	72,222	180,926	240,084	324,825
Sales of Hot Water (MMBtus)	60,119	32,516	88,053	109,742
Sales of Chilled Water (MTon/hr)	915	1,593	268	115
Sales of Electricity (MWh)	171	133,393	103,830	106,583
Fuel Consumed (MMBtus)	223,442	1,498,207	1,887,829	1,508,711
Financial Indicators	$	$	$	$
Total Revenues	7,189	26,754	23,842	22,263
Adjusted EBITDA	3,145	10,565	6,486	7,985
Net Income	891	5,211	4,039	2,439
Net income per trust unit (whole dollars)	0.06	0.35	0.24	0.12

All of the indicators outlined above have been significantly impacted by the acquisition of the Cogen Facilities beginning with Q3 of 2005. The third quarter of 2005 was the first time the Cogen Facilities' energy volumes and financial results were incorporated into those of the Fund, and the quarter included the full quarter of the Cogen Facilities' results. This makes the comparability of quarters before and after the Ripon Power acquisition on June 29, 2005 less meaningful.

District Energy System energy volumes and sales are seasonal, with a majority of energy volumes, sales and earnings occurring during the winter heating season and typically lower results during spring and fall when less heating is required by customers. Sales of steam and hot water are greatest during the winter heating season in Q1 and Q4, while sales in the summer quarters, Q2 and Q3, are much lower in terms of revenue earned. The Cogen Facilities' energy volumes and sales are also seasonal, offsetting the seasonal impact of the District Energy Systems. The majority of the Cogen Facilities sales and earnings occur during the summer quarters, Q2 and Q3, and results are lower during the winter season when electrical capacity revenues are lower. The cyclicality of the Cogen Facilities' results are expected to have a greater overall impact on energy volumes, revenues, Adjusted

EBITDA and net income than those of the District Energy Systems.

Adjusted EBITDA and net income will generally follow a seasonal pattern similar to increases and decreases in energy volume sales, although there were some anomalies in Q2 and Q3 2004, as well as Q2 2005 due to non-cash related adjustments for unrealized gains and losses on the interest rate swap and foreign exchange, write-off of deferred financing fees on the original bank credit facility and for the deferred tax treatment of some items. The results for Adjusted EBITDA and net income in the three-month period ended June 30, 2005 were significantly impacted by the expensing of Ripon Power related transaction costs of $437 paid to the Manager, as well as the write off of $415 in deferred financing fees also related to the Ripon Power acquisition. Excluding these transaction costs related to the Ripon Power acquisition, Adjusted EBITDA would have been $3,997 and net income would have been $1,743. These expenses were not related to the ongoing operations of the Fund.

Prior to the third quarter of 2005, the variance in revenue between quarterly periods was due primarily to the commencement of the winter heating season in the three-month period ended December 31, 2004. The Cogen Facilities contributed much of the increases in sales volumes and fuel consumed between the fiscal years 2004 and 2005.

FINANCIAL INSTRUMENTS

Interest Rate Swap

During December 2005 one of the Fund's indirect subsidiaries entered into an interest rate swap agreement to fix the interest rate paid on $47,000 of its long-term debt at a current rate of 3.87%. The swap matures on June 27, 2008. The notional amount of the swap is $47,000 and payments are due every three months. As at March 31, 2006, the fair value of the swap agreement was $428 favourable.

Foreign Exchange

Substantially all of the District Energy System's operations and earnings are in Canadian dollars. The USEB loan is denominated in Canadian dollars and the interest is fixed at 11.0% per annum, which mitigates the foreign exchange and revenue volatility risk of the Fund, respectively. Therefore, the foreign exchange risk remains with USEB with respect to servicing the USEB Loans.

The operations and earnings of the Cogen Facilities are in US dollars. The Fund has capital-related obligations in the form of interest payments on the Debentures, as a result of the acquisition of Ripon Power. Of the annual US dollar cash flow from the Cogen Facilities that is expected to meet those obligations, approximately US $3,400 is naturally hedged through the fixed interest coupon related to the US dollar denominated Debentures issued through Countryside Canada.

Approximately US $5,300 of annual cash flow from the Cogen Facilities, all or a portion of which is expected to be used to meet Canadian dollar denominated debt service obligations and anticipated monthly unitholder distributions, is hedged using Canadian dollar, monthly "knockout" call option contracts which have an exercise price of US $0.89 per Canadian dollar. The Fund has purchased thirty-six consecutive monthly call option contracts at the same exercise price until December 2008. To the extent that the US/Canadian dollar exchange rate reaches US $0.84 (the "Knockout Price") at any time while option contracts are still in effect, the remaining unexpired monthly call option contracts will immediately expire and be automatically replaced with a forward foreign exchange contract at an exchange rate equal to the Knockout Price with the same scheduled monthly Canadian dollar amounts and a final expiry of December 2008. When the US dollar exchange rate reaches $0.89 or higher, the Fund has the option to exercise the call option and fix the exchange rate at $0.84. The parameters related to the call options and currency hedge described above have the effect of limiting the Fund's risk to foreign exchange fluctuation between $0.84 and $0.89 on US $5,300 annually for a three year period.

The call option contracts were entered into with a Schedule 1 bank during December of 2005 at a cost of US $188.

RISKS AND UNCERTAINTIES

The Fund's business risks remained substantially unchanged since December 31, 2005.

For a more detailed discussion of risk factors, reference should be made to the MD & A in the 2005 Annual Report and to the 2005 Annual Information Form which are incorporated by reference and filed on www.sedar.com.

TRANSACTIONS WITH RELATED PARTIES

Development Agreement with Cinergy and USEY

Countryside U.S. Power Inc. ("Countryside U.S. Power"), a subsidiary of Countryside Canada, has entered into a Development Agreement with an indirect subsidiary of Cinergy and USEY under which, subject to its terms and conditions, the Cinergy subsidiary and USEY will contribute their experience and financial resources to the acquisition, development, improvement and operation of energy projects that they choose to pursue and that will meet the Fund's investment and growth objectives. Countryside U.S. Power, through service provided by Countryside Ventures LLC, provides investment analysis and evaluation services on behalf of all parties to the agreement. In consideration for these services, Countryside U.S. Power shall be paid an annual fee of approximately US $440 for 2006 from an indirect subsidiary of Cinergy and USEY.

Commencing in May 2005, USEY ceased monthly fee payments. Countryside US Power and USEY are in discussions concerning USEY's obligations under the Development Agreement to determine a possible resolution. The Development Agreement has an initial term of five years, commencing in April of 2004, and will be automatically renewed for an additional five-year term unless terminated by any party.

Management Agreement

On September 23, 2005, the indirect and direct subsidiaries of the Fund, Countryside US Holding and Countryside Canada, respectively, entered into a management agreement with Countryside Ventures LLC (the "Manager" or "Countryside Ventures") (the "Management Agreement"). Under the terms of the Management Agreement, which became effective November 1, 2005, the Manager will provide management and administrative services to the Fund, as well as new growth opportunities, under long-term agreements. For the three-month period ended March 31, 2006, a total of $596 was paid to the Manager related to the short term incentive plan and reimbursement of costs pursuant to the Management Agreement.

Administration Agreement

Pursuant to the Administration Agreement, during the three-month period ended March 31, 2006, a total of $93 was paid to Countryside Canada Ventures Inc. for reimbursement of costs in consideration for providing management and administrative services to the Fund and Countryside Canada.

Operating Agreement

As provided for in the Management Agreement, Countryside US Holding and Countryside Ventures entered into an Operating Agreement on November 3, 2005 respecting Ripon Power which was effective as of July 1, 2005. This agreement implemented for the Ripon Power acquisition, the long-term incentive plan provided for in the Management Agreement. Under the terms of the Operating Agreement, Countryside US Holding holds a preferred membership interest (the "Preferred Interest") entitling it to preferred distributions of "net cash flow" from operations and "net cash proceeds" from capital transactions as such terms are defined in the Operating Agreement. Countryside US Holding and Countryside Ventures hold subordinate membership interests ("the "Subordinate Interests") entitling them to residual distributions made to members, after distributions made in respect of the Preferred Interest, in a ratio of 75:25 ("Subordinate Distribution"). Countryside Ventures' Subordinate Distribution and Subordinated Interest are subject to downward adjustment and mutual exchange rights, respectively, as provided in the Management Agreement. For the three-month period ended March 31, 2006, a total of $486 was accrued to Countryside Ventures pursuant to the Operating Agreement related to its Subordinate Interest.

Countryside Power Income Fund

CRITICAL ACCOUNTING ESTIMATES

The Fund's critical accounting estimates remained unchanged since December 31, 2005.

For a more detailed discussion of critical accounting estimates, reference should be made to the MD & A in the 2005 Annual Report which is incorporated by reference and filed on www.sedar.com.

OUTLOOK

The Fund anticipates that unitholder cash distributions will continue at $1.035 per unit for the remainder of fiscal 2006. During the course of 2006, the Fund will reassess the level of its unitholder distributions for possible increases after it determines the impact, if any, of the SRAC proceeding before the California Public Utility Commission as it relates to energy payments received under the power purchase agreements and the negotiations on final terms and conditions of new fuel supply arrangements for the Cogen Facilities.

Operations

The District Energy Systems and Cogen Facilities are not expected to have any significant capital expenditures in fiscal 2006 outside of normal operating maintenance capital expenditures. Major maintenance or overhaul on major gas turbine equipment for both the Ripon Facility and San Gabriel Facility is scheduled for 2007 and 2008, respectively. The Fund anticipates the cost of such major maintenance to be paid through either cash reserves held back from operations or through funds drawn under its unutilized credit facility. The District Energy Facilities have completed major efficiency and extended life improvements. No scheduled major maintenance is planned to be undertaken for the next few years.

Growth

We are committed to growing the Fund through accretive investments and organic growth. We have a disciplined investment strategy to identify and pursue acquisitions and investment opportunities. Our dynamic industry has been undergoing a shift in the ownership of unregulated generation assets, which offers a number of consolidation and partnership prospects for Countryside. Further, there appears to be growing support for renewable power generation from both government and industry in light of Canada's commitment to the Kyoto Protocol and the U.S. market trend to energy independence as a result of rising oil and natural gas prices. Countryside is actively evaluating opportunities in power generation and utility infrastructure as well as opportunities to expand through organic growth, with a view to increasing unitholder value and growing distributions.

Form 52-109FT2 - Certification of Annual Filings – CEO

CERTIFICATION OF INTERIM FILINGS

I, Göran Mörnhed, President and Chief Executive Officer of Countryside Ventures LLC, the manager of certain subsidiaries of Countryside Power Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Countryside Power Income Fund, (the issuer) for the interim period ending March 31, 2006;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.
4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure control and procedures for the issuer, and we have:

   a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

May 8, 2006

"Göran Mörnhed"

Göran Mörnhed
President and Chief Executive Officer
Countryside Ventures LLC

Form 52-109FT2 - Certification of Annual Filings – CFO

CERTIFICATION OF INTERIM FILINGS

I, Edward M. Campana, Executive Vice President and Chief Financial Officer of Countryside Ventures LLC, the manager of certain subsidiaries of Countryside Power Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Countryside Power Income Fund, (the issuer) for the interim period ending March 31, 2006;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.
4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure control and procedures for the issuer, and we have:

   a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

May 8, 2006

"Edward M. Campana"

Edward M. Campana
Executive Vice President and Chief Financial Officer
Countryside Ventures LLC

Press Release related to Q1 2006 earnings for Countryside Power Income Fund



COUNTRYSIDE
POWER INCOME FUND

Countryside Power Income Fund Reports Financial Results for First Quarter of 2006

Strong contribution from Cogeneration Facilities

(London, Ontario, May 9, 2006) -- Countryside Power Income Fund (TSX: COU.UN) ("the Fund") today announced its financial results for the first quarter ended March 31, 2006. All figures are in Canadian dollars unless otherwise stated.

Highlights:

- Revenue was $22.3 million for the quarter
- Adjusted EBITDA* was $8.0 million for the quarter
- Distributable cash* was $6.3 million, or $0.321 per trust unit, and declared distributions totalled $5.1 million, or $0.259 per unit

"We had an excellent start to the 2006 fiscal year. The Cogen Facilities made a significant contribution to our cash flow in the first quarter due primarily to lower fuel costs from the release of natural gas at economically favourable pricing," said Göran Mörnhed, President and Chief Executive Officer of Countryside Ventures LLC (the "Manager").

Results for First Quarter

Countryside's consolidated revenue for the three months ended March 31, 2006, was $22.3 million, an increase of $12.9 million compared with the same period last year, primarily as a result of the acquisition of the Cogen Facilities. Excluding the effect of the acquisition, revenue would have been $9.7 million, up 3% from $9.4 million in the same period in 2005, mainly due to higher revenues at the District Energy Systems.

The Fund's Adjusted EBITDA in the three months ended March 31, 2006, was $8.0 million, an increase of $3.6 million from the prior year period, again due primarily to the addition of the Cogen Facilities. In the first quarter, the Cogen Facilities' EBITDA* increased by almost $2 million from the prior year period due to fuel cost savings and improved operations. Excluding the quarterly operating results of the Cogen Facilities and other related corporate expenses, Adjusted EBITDA would have been $4.1 million in the first quarter of 2006, compared to $4.4 million in the prior year comparative period, primarily as a result of increased compensation and administrative costs. District Energy Systems' EBITDA was in line with the prior year period results, as higher energy pricing offset more moderate temperatures in the winter peak season.

Net income in the three month period ended March 31, 2006, was $2.4 million or $0.12 per unit, compared with $3.0 million or $0.20 per unit in the comparable period of 2005. The decrease in net income from the comparable period in 2005 was due to an increase in depreciation and amortization expense related to the purchase of Ripon Power, an increase in net unrealized losses

on foreign exchange related to U.S. dollar denominated debentures and an increase in interest expense of $1.5 million relating to an increase in acquisition-related debt.

Distributable cash available for the quarterly period ended March 31, 2006, was $6.3 million and distributions declared were $5.1 million. On a per-unit basis, distributable cash of $0.321 per trust unit was up $0.030 per trust unit from the prior year period. Distributions to Unitholders declared for the quarter totalled $0.259 per unit.

Outlook

The District Energy Systems and Cogen Facilities are not expected to have any significant capital expenditures in fiscal 2006 outside of normal operating maintenance capital expenditures.

Distributable Cash Summary

The Fund pays monthly cash distributions to unitholders on or about the last business day of each month to unitholders of record on the last business day of the prior month.

	Three-month period ended March 31, 2006 $	Three-month period ended March 31, 2005 $
Cash provided by operating activities	**10,459**	**4,324**
Add: Changes in working capital	(4,479)	(298)
Funds from operations before working capital changes	5,980	4,026
Add:		
Receipt of principal on USEB loans	490	439
Deduct:		
Purchases of capital assets for regular operations	44	12
Royalty interest income[1]	119	109
Distributable cash for the period	**6,307**	**4,344**
Distributions declared for the period	**5,083**	**3,819**
Weighted Average number of trust units outstanding		
– basic (thousands of trust units)	**19,631**	**14,905**
– diluted (thousands of trust units)	**25,647**	**14,905**
Distributable cash per trust unit for the period – basic	**$0.321**	**$0.291**
Distributable cash per trust unit for the period – diluted	**$0.284**	**$0.291**
Distributions declared per trust unit for the period (whole dollars)	**$0.259**	**$0.256**

[1] As the timing of the receipt of the royalty interest income earned in a period is dependent upon the timing and extent of equity distributions made by USEB to its shareholders', royalty interest income will only be included in the calculation of distributable cash when payments related to the royalty interest are received from USEB.

Conference Call and Webcast

Management will host a conference call at 11:30 a.m. (ET) on Tuesday, May 9, 2006, to discuss the results. Please call **416-644-3418** or **1-866-249-2165** to access the call.

The call will be webcast live and archived on the Countryside web site at www.countrysidepowerfund.com.

Countryside's financial statements for the period and management's discussion and analysis are available at www.countrysidepowerfund.com.

* **Non-GAAP Measures**

Distributable cash does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Since the Fund and its subsidiaries distribute substantially all of their available cash on an on-going basis, management believes that distributable cash is an important measure in evaluating the performance of the Fund and determining whether to invest in units of the Fund. For a reconciliation of cash provided by operating activities from the Consolidated Statements of Cash Flows to distributable cash please see the Fund's MD&A for the three-month period ended March 31, 2006.

Adjusted earnings before interest, income taxes, unrealized and realized interest rate swap and unrealized foreign exchange gains and losses, and depreciation and amortization ("Adjusted EBITDA") is not a measure under Canadian GAAP and there is no standardized measure of Adjusted EBITDA and therefore, it may not be comparable to similar measures presented by other funds or companies. Management uses Adjusted EBITDA as a key measure of operating performance, and thus has framed a portion of the MD&A comments accordingly. Adjusted EBITDA can be calculated from the Fund's GAAP statements as operating income, plus depreciation and amortization.

About Countryside Power Income Fund

Countryside Power Income Fund has investments in two district energy systems in Canada, with a combined thermal and electric generation capacity of approximately 122 megawatts, and two gas-fired cogeneration plants in California with a combined power generation capacity of 94 megawatts. In addition, the Fund has an indirect investment in 22 renewable power and energy projects located in the United States, which currently have approximately 51 megawatts of electric generation capacity and sold approximately 710,000 MMBtus of boiler fuel in 2005. The Fund's investment in the projects consists of loans to, and a convertible royalty interest in, U.S. Energy Biogas Corp.

Forward-Looking Statements

This press release may contain forward-looking statements relating to expected future events and financial and operating results of the Fund that involve risks and uncertainties. Actual results may differ materially from management expectations as projected in such forward-looking statements for a variety of reasons, including market and general economic conditions and the risks and uncertainties detailed from time to time in the Fund's prospectus filed with the Canadian securities regulatory authorities. Due to the potential impact of these factors, the Fund disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

\- 30 -

Further information:

BarnesMcInerney Inc.	Edward M. Campana	Nicole Archibald
Tanis Robinson	Executive Vice President & CFO	Vice President Finance & Administration
Senior Account Executive	Countryside Ventures LLC	Countryside Canada Ventures Inc.
Tel: 416-367-5000	Tel: 914-993-5010	Tel: 519-435-0298
trobinson@barnesmcinerney.com	info@countrysidepowerfund.com	info@countrysidepowerfund.com

Report of voting results – re: 2005 Annual General Meeting

RECEIVED
2006 MAY 17 A 9:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Countryside Power Income Fund

Annual Meeting of Shareholders

Held on May 9, 2006

REPORT OF VOTING RESULTS

Pursuant to National Instrument 51-102 Continuous Disclosure Obligations

Section 11.3

Brief Description of Matters Voted Upon	Outcome of the Vote	Conducted by Ballot *(Indicate if votes were cast in person or by proxy)* Number of Votes Cast by Proxy		
		For	Against	Withheld
Election of Trustees	**Passed by Show of hands**	**6,705,106**	**0**	**20,950**
Election of Directors of Countryside Canada Power Inc.	**Passed by Show of hands**	**6,701,598**	**0**	**24,458**
Appointment of Auditors and Authorization of trustees to fix remuneration	**Passed by Show of hands**	**6,711,056**	**0**	**15,000**

COUNTRYSIDE POWER INCOME FUND

By: "Allen Rothman"
Allen Rothman
Senior Vice President & General Counsel,
Countryside Ventures LLC

Form 1 Submission – Change in Issued and Outstanding Securities

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Countryside Power Income Fund
Symbol :	COU.UN
Reporting Period:	04/01/2006 - 04/30/2006

Summary

Issued & Outstanding Opening Balance :	19,646,276	As at :	03/31/2006

Effect on Issued & Outstanding Securities

Other Issuances and Cancellations	5,474
Issued & Outstanding Closing Balance :	19,651,750

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
04/24/2006	Convertible Bonds/Notes/Loans/Debentures	5,474
Totals		5,474

Filed on behalf of the Issuer by:

Name:	Douglas Drummond
Phone:	5194350298
Email:	ddrummond@countrysidepowerfund.com
Submission Date:	
Last Updated:	05/10/2006 09:06:54